                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   __________

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SCHEDULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO. __)(1)


                              SEPRAGEN CORPORATION
                        -------------------------------
                                (Name of Issuer)


                              Class A Common Stock
                        -------------------------------
                         (Title of Class of Securities)


                                   817316-110
                        -------------------------------
                                  CUSIP Number



Vinit Saxena                Eliezer Sternheim, Ph.D.       With a copy to:
President                      Avant! Corporation          Lisa Goldman, Esq.
Sepragen Corporation         46871 Bayside Parkway         Heller Ehrman White & McAuliffe
30689 Huntwood Drive           Fremont, CA 94538           2500 Sand Hill Road
Hayward, CA 94544               (510) 413-8894             Menlo Park, CA 94025
(510) 476-0650                                             (650) 234-4218
-------------------------------------------------------------------------------------------
                      (Name, address and telephone number
                         of person authorized to receive
                          notices and communications)


                               November 27, 1998
                        -------------------------------
                         (Date of Event which requires
                           filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.





-----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 6 Pages



1)   Name of Reporting Persons and S.S. or I.R.S. Identification No.

     ELIEZER STERNHEIM

     Social Security No.: ###-##-####

--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group

     (a) [ ]  __________________________________________________________________

     (b) [ ]  __________________________________________________________________

--------------------------------------------------------------------------------

3)   SEC Use Only ______________________________________________________________

--------------------------------------------------------------------------------

4)   Source of Funds:  PF

--------------------------------------------------------------------------------

5) [ ] Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6)   Citizenship or Place of Organization:  UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

Number of           7)  Sole Voting Power
Shares                  572,916 SHARES OF CLASS A COMMON STOCK*
Beneficially        ------------------------------------------------------------
Owned by
Each                8)  Shared Voting Power
Reporting               NONE
Person With         ------------------------------------------------------------

                    9)  Sole Dispositive Power
                        572,916 SHARES OF CLASS A COMMON STOCK*
                    ------------------------------------------------------------

                    10) Shared Dispositive Power
                        NONE
--------------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     572,916 shares of Class A Common Stock*

--------------------------------------------------------------------------------

12)  [ ]  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------

13)  Percent of Class Represented by amount in Row (11): 16.3%

--------------------------------------------------------------------------------

14)  Type of Reporting Person IN

--------------------------------------------------------------------------------




--------------
* Consisting of 520,833 shares of Class A Common Stock issued pursuant to a subscription agreement and 52,083 shares of Class A Common Stock issuable upon exercise of a warrant.

                                                               Page 3 of 6 Pages

Item 1.   Security and Issuer.

          This Statement on Schedule 13D (this "Statement") relates to the Class A Common Stock of Sepragen Corporation, a California corporation (the "Issuer"). As of December 24, 1998 (the most recent practicable date), there were 3,457,544 shares of Class A Common Stock issued and outstanding (consisting of 2,155,254 as reported on Issuer's 10Q filed on November 13, 1998; 781,457 issued to K. Charles Janac pursuant to his exercise of a convertible note on December 8, 1998; and 520,833 issued to Eliezer Sternheim pursuant to a subscription agreement dated November 27, 1998). As of March 31, 1998 (the most recent practicable date), there were approximately 102 holders of record of the Common Stock. The address of the principal executive offices of the Issuer is 30689 Huntwood Ave., Hayward, CA 94544.

Item 2.   Identity and Background.
          This Statement is being filed by Eliezer Sternheim, Ph.D., whose business address is 46871 Bayside Parkway, Fremont, CA 94538. Mr. Sternheim works for Avanti Corporation, a developer of electronic design automation tools located at 46871 Bayside Parkway, Fremont, CA 94538.

          Mr. Sternheim has not, during the last five years, convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

          Mr. Sternheim is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          The source of the funds, consisting of cash in the amount of $250,000.00, was the personal savings of Mr. Sternheim.

Item 4.   Purpose of Transaction.

          Securities of the Issuer were acquired for investment purposes. Except for the effect of exercise of the Warrant held by Mr. Sternheim to purchase additional shares of Class A Common Stock of the Issuer (the "Warrant"), Mr. Sternheim has no plans or proposals that relate or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Issuer or any of its subsidiaries;

                                                               Page 4 of 6 Pages

        (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Eliezer Sternheim is 572,916 shares of Class A Common Stock (or 16.3% of the outstanding shares of Class A Common Stock, including the shares issuable to Mr. Sternheim upon exercise of the Warrant for purposes of calculating such percentage) consisting of (i) 520,833 issued pursuant to the Subscription Agreement executed by Mr. Sternheim and the Issuer on November 27, 1998 (the "Subscription Agreement") and (ii) 52,083 shares issuable upon exercise of the Warrant issued to Mr. Sternheim on November 27, 1998. The Warrant is exercisable any time on or before December 1, 2001. The number of shares as to which there is sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition is 572,916 shares (or 16.3% of the outstanding shares of Class A Common Stock). Mr. Sternheim does not share power to vote or to direct the vote or to dispose or direct the disposition of such shares, except with respect to the effect, if any, of community property laws. There are no transactions

                                                               Page 5 of 6 Pages


by Mr. Sternheim in the class of securities reported or that were effected during the past 60 days or since the most recent filing on Schedule 13D.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings, or relationships between Mr. Sternheim and any other person with respect to the securities of the Issuer.

Item 7.  Material to be filed as Exhibits.

          1. Subscription Agreement.

          2. Warrant to Purchase Class A Common Stock.

                                                               Page 6 of 6 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 1999


                                        By: /s/ ELIEZER STERNHEIM
                                            -------------------------
                                                Eliezer Sternheim

THE SECURITY EVIDENCED BY THIS WARRANT OR THE SECURITIES TO BE PURCHASED UNDER THIS WARRANT, HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES. THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENT UNDER SUCH ACT.

             VOID AFTER 5 P.M., CALIFORNIA TIME ON DECEMBER 1, 2001


                               WARRANT TO PURCHASE
                              CLASS A COMMON STOCK

         SEPRAGEN CORPORATION, a California corporation (the "Company"), hereby certifies that Eli Sternheim or his registered assign(s) (collectively referred to as the "Holder") is entitled, subject to the terms set forth below, to purchase from the Company Fifty-Two Thousand Eighty-Three (52,083) fully paid and nonassessable shares of the Class A Common Stock of the Company (the "Shares") at the purchase price of $0.48 per share (the "Exercise Price"). Both the Exercise Price and such number of Shares are subject to adjustments as described below.

         1. EXERCISE OF WARRANT; RESERVATION OF SHARES. Subject to the restrictions herein, this warrant may be exercised in whole or in part by the Holder at any time before 5 p.m., California local time, on December 1, 2001 by the surrender of this Warrant, together with the Notice of Exercise attached hereto as Attachment 1, duly completed and executed, at the principal office of the Company, accompanied by payment in cash or by check in full with respect to the Shares being purchased. This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above. The Company shall at all times after the date of this Warrant and until expiration of this Warrant reserve for issuance and delivery upon issuance of this Warrant the number of Shares of Common Stock required for exercise of this Warrant.

         2. DELIVERY OF STOCK CERTIFICATES, ETC. ON EXERCISE. As soon as practicable after the exercise of this Warrant, and in any event within thirty
(30) days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of, and delivered to, the Holder hereof, or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct, (i) a certificate or certificates for the number of Shares to which such Holder shall be entitled upon such exercise and (ii) if this Warrant is not exercised in full, a warrant containing terms identical to herein, provided the number of Shares subject to this Warrant shall be reduced by the number of Shares exercised by delivery of the Notice of Exercise pursuant to Section 1.

         3. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF SHARES. The Exercise Price and the total number of Warrant Shares shall be subject to adjustment from time to time upon the occurrence of certain events described in this Section 3. Upon each adjustment of the Exercise Price, the Holder of this Warrant shall thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment, and dividing the product thereof by the Exercise Price resulting from such adjustment.

            3.1 Subdivision or Combination of Stock. In case the Company shall at any time subdivide its outstanding shares of any class of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of Warrant Shares issuable hereunder proportionately increased, and conversely, in case the outstanding shares of any class of the Common Stock of the Company shall be combined into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased and the number of Warrant Shares issuable hereunder proportionately decreased.

            3.2 Reclassification. If any reclassification of the capital stock of the Company or any reorganization, consolidation, merger, or any sale, lease, license, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all, of the business and/or assets of the Company (the "Reclassification Events") shall be effected in such a way that holders of any class of Common Stock shall be entitled to receive stock, securities, or other assets or property, then, as a condition of such Reclassification Event lawful and adequate provisions shall be made whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby) such shares of stock, securities, or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby. In any Reclassification Event, appropriate provision shall be made with respect to the rights and interests of the Holder of this Warrant to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Exercise Price and of the number of Warrant Shares), shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities, or assets thereafter deliverable upon the exercise hereof.

            3.3 Adjustments Upon Issuance of Additional Stock. If the Company shall issue "Additional Stock" (as defined below) for a consideration per share less than the Exercise Price then in effect on the date and immediately prior to such issue, then and in such event, such Exercise Price shall be reduced concurrently with such issue, to a price equal to the price per share for such Additional Stock.

            For purposes of this subsection "Additional Stock" shall mean all common stock issued by the Corporation after the date hereof other than common stock issued or issuable at any time (1) upon conversion of any preferred stock;
(2) upon exercise of options issued to officers, directors, and employees of, and consultants to, the Company after the date hereof and approved by the Board of Directors pursuant to an employee stock option plan; or (3) upon exercise of Warrants outstanding on the date hereof (4) after December 1, 2001; (5) provided, however, that the company shall not be deemed to have issued additional stock until after the Company has issued securities with aggregate proceeds to the Company of $500,000.

            For the purpose of making any adjustment in the Exercise Price as provided above, the consideration received by the Company for any issue or sale of Additional Stock will be computed:

                        (a) to the extent it consists of cash, as the amount of
            cash received by the Company before deduction of any offering expenses payable by the Company and any underwriting or similar commissions, compensation, or concessions paid or allowed by the Company in connection with such issue or sale;

                        (b) to the extent it consists of property other than
            cash, at the fair market value of that property as determined in good faith by the Company's Board of Directors; and

                        (c) if common stock is issued or sold together with
            other stock or securities or other assets of the Company for a consideration which covers both, as the portion of the consideration so received that may be reasonably determined in good faith by the Board of Directors to be allocable to such common stock.

            If the Company (1) grants any rights or options to subscribe for, purchase, or otherwise acquires common stock, or (2) issues or sells any security convertible into common stock, then, in each case, the price per share of common stock issuable on the exercise of the rights or options or the conversion of the securities will be determined by dividing the total amount, if any, received or receivable by the Company as consideration for the granting of the rights or options or the issue or sale of the convertible securities, plus the minimum aggregate amount of additional consideration payable to the Company on exercise or conversion of the securities, by the maximum number of shares of common stock issuable on the exercise of conversion. Such granting or issue or sale will be considered to be an issue or sale for cash of the maximum number of shares of common stock issuable on exercise or conversion at the price per share determined under this subsection, and the Exercise Price will be adjusted as above provided to reflect (on the basis of that determination) the issue or sale. No further adjustment of the Exercise Price will be made as a result of the actual issuance of common stock on the exercise of any such rights or options or the conversion of any such convertible securities.

            Upon the redemption or repurchase of any such securities or the expiration or termination of the right to convert into, exchange for, or exercise with respect to, common stock, the Exercise Price will be readjusted to such price as would have been obtained had the adjustment made upon their issuance been made upon the basis of the issuance of only the number of such securities as were actually converted into, exchanged for, or exercised with respect to, common stock. If the Exercise Price or conversion or exchange rate provided for in any such security changes at any time, then, upon such change becoming effective, the Exercise Price then in effect will be readjusted forthwith to such price as would have been obtained had the adjustment made upon the issuance of such securities been made upon the basis of (1) the issuance of only the number of shares of common stock theretofore actually delivered upon the conversion, exchange or exercise of such securities, and the total consideration received therefor, and (2) the granting or issuance, at the time of such change, of any such securities then still outstanding for the consideration, if any, received by the Company therefor and to be received on the basis of such changed price or rate.

            3.4 Notice of Adjustment. Upon any adjustment of the Exercise Price or any increase or decrease in the number of Warrant Shares, the Company shall give written notice thereof, by first class mail postage prepaid, addressed to the registered Holder of this Warrant at the address of such Holder as shown on the books of the Company. The notice shall be prepared and signed by the Company's Chief Financial Officer and shall state the Exercise Price resulting from such adjustment and the increase or decrease, if any, in the number of shares purchasable at such price upon the exercise of this Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

         4. NOTICES OF RECORD DATE, ETC. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend at the same rate as the rate of the last cash dividend theretofore paid) or other distribution (the "Distribution") the Company will mail or cause to be mailed to the Holder of the Warrant a notice specifying the date of any such Distribution and stating the amount and character of such Distribution. Such notice shall be mailed at least ten (10) days prior to the date therein specified.

         5. REPLACEMENT OF WARRANT. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction, upon delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of such mutilation, upon surrender and cancellation of this Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new warrant of like tenor.

         6. NEGOTIABILITY, ETC. This Warrant may be transferred in whole or in part by the Holder to any person who, in the opinion of counsel reasonably satisfactory to the Company, is a person to whom this Warrant or the Shares may be legally transferred without registration and without the delivery of a current prospectus under the Securities Act of 1933, as amended (the "Act"), as well as applicable State Securities laws with respect thereto, and then only against receipt of an agreement of such person to comply with the provisions of this section with respect to any resale or disposition of such securities unless, in the opinion of counsel to the

Company, such agreement is not required. The terms hereof shall be binding upon the executors, administrators, heirs and assigns of the Holder.

         7. NOTICES, ETC. All notices and other communication shall be mailed by first class mail, postage prepaid, at such address as may have been furnished in writing by the receiving party.

         8. GOVERNING LAW HEADINGS. This Warrant is being delivered in the State of California and shall be construed and enforced in accordance with and governed by the laws of such state. The headings of this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof.

         Dated:     11-27-98
               -----------------


                                               SEPRAGEN CORPORATION

                                               By: /s/ VINIT SAXENA
                                                   ----------------------------
                                                   Vinit Saxena, President

                                  ATTACHMENT 1

                               NOTICE OF EXERCISE


TO:      SEPRAGEN CORPORATION
         30689 HUNTWOOD AVENUE
         HAYWARD, CA 94544

         1. The undersigned hereby elects to acquire __ shares of Class A Common Stock of SEPRAGEN CORPORATION pursuant to the terms of the attached Warrant, by exercise or conversion of shares and tenders herewith payment of the Exercise Price in full, together with all applicable transfer taxes, if any.

         2. Please issue a certificate or certificates representing said shares of Class A Common Stock in the name of the undersigned or in such other name as is specified below:


                            ------------------------
                                      Name


                     --------------------------------------
                                     Address


         Dated:
               -----------------



                                     ------------------------------------------
                                     Name of Warrant Holder

                                     By:
                                        ---------------------------------------


                                     Title:
                                           ------------------------------------


                                     (Name of Purchaser and title and signature of authorized person)


                                     ------------------------------------------
                                     Social Security Number of
                                     Federal Employer ID Number

                              SEPRAGEN CORPORATION

        SUBSCRIPTION AGREEMENT made as of this 27 day of November, 1998, between Sepragen Corporation, a California corporation with its principal offices at 30689 Huntwood Avenue, Hayward, CA 94544 (the "Company") and the undersigned (the "Subscriber").

        WHEREAS, in exchange for cash in the amount of Two Hundred Fifty Thousand Dollars ($250,000.00), the Company desires to issue to the Subscriber 520,833 shares of Class A Common Stock of the Company (the "Shares") and 52,083 common stock purchase warrants (the "Warrants") in the form included in the form of Warrant to Purchase Class A Common Stock (the "Warrant Agreement") attached hereto (collectively the "Shares and Warrants") on the terms and conditions hereinafter set forth and the Subscriber agrees to acquire such Shares and Warrants.

        NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

        1.    SUBSCRIPTION FOR SHARES AND WARRANTS AND REPRESENTATIONS BY
SUBSCRIBER.

              1.1 Subject to the terms and conditions hereinafter set forth, the Subscriber hereby subscribes for and agrees to purchase from the Company the Shares and Warrants at a price equal to $250,000 and the Company agrees to sell such Shares and Warrants to the Subscriber for said purchase price. The purchase price is payable by certified or bank check made payable to Sepragen Corporation, or by wire transfer of funds, contemporaneously with the execution and delivery of this Subscription Agreement. The Shares and Warrants will be delivered by the Company within thirty (30) days following the execution of this Agreement.

              1.2 The Subscriber recognizes that the purchase of Shares and Warrants involves a high degree of risk in that (i) the Company has incurred losses since inception and requires substantial funds in addition to the proceeds derived from this Offering; (ii) an investment in the Company is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares and Warrants;
(iii) he may not be able to liquidate his investment; (iv) near-term transferability of the securities comprising the Shares and Warrants is extremely limited; and (v) in the event of a disposition, an investor could sustain the loss of all or a portion of his investment. Such risks are more fully set forth in the Company's filings under the Securities Exchange Act of 1934, including the Company's Reports on Form 10-KSB for the 1997 fiscal year and its Report on Form 10-KSB for the fiscal quarter ended September 30, 1998 (the "Reports").

              1.3 The Subscriber represents that he is an "accredited investor" as such term in defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Act"), as indicated by his responses to the Confidential Purchaser Questionnaire, and that he is able to bear the economic risk of an investment in the Shares and Warrants.

              1.4 The Subscriber acknowledges that he has prior investment experience, including investment in non-listed and non-registered securities, or he has employed the services of an investment advisor, attorney or accountant to read all of the documents furnished or made available by the Company to him and to evaluate the merits and risks of such an investment on his behalf, and that he recognizes the highly speculative nature of this investment.

          1.5 The Subscriber acknowledges receipt and careful review of the Reports and the attachments thereto and hereby represents that he has been furnished by the Company during the course of this transaction with all information regarding the Company which he had requested or desired to know; that he has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the terms and conditions of the Offering, and any additional information which he had requested.

          1.6 The Subscriber hereby acknowledges that this Offering has not been reviewed by the United States Securities and Exchange Commission ("SEC") because of the Company's representations that this is intended to be a nonpublic offering pursuant to Sections 4(2) or 3(b) of the Act. The Subscriber represents that the Shares and Warrants are being purchased for his own account for investment and not for distribution or resale to others. The Subscriber agrees that he will not sell or otherwise transfer such securities unless they are registered under the Act or unless an exemption from such registration is available.

          1.7 The Subscriber understands that the Shares and Warrants have not been registered under the Act by reason of a claimed exemption under the provisions of the Act which depends, in part, upon his investment intention. In this connection, the Subscriber understands that it is the position of the SEC that the statutory basis for such exemption would not be present if his representation merely meant that his present intention was to hold such securities for a short period prior to resale. The Subscriber realizes that, in the view of the SEC, a purchase now with an intent resell would represent a purchase with an intent inconsistent with his representation to the Company, and the SEC might regard such a sale or disposition as a deferred sale to which such exemptions are not available.

          1.8 The Subscriber understands that there is no public market for the securities comprising the Shares and Warrants. The Subscriber understands that Rule 144 (the "Rule") promulgated under the Act requires, among other conditions, a holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the Act. The Subscriber understands that while the Company agrees to exercise its best efforts to fulfill any reporting requirements under the Securities Exchange Act of 1934, as amended, or disseminate to the public any current financial or other information concerning the Company, as is required by the Rule as one of the conditions of its availability there can be no assurance that it will be able to meet such reporting requirements. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register the securities comprising the Shares and Warrants under the Act, with the exception of certain registration rights set forth in Article IV herein. The Subscriber consents that the Company may, if it desires, permit the transfer of the securities comprising the Shares and Warrants or issuable upon exercise thereof out of his name only when his request for transfer is accompanied by an opinion of counsel reasonably satisfactory to the Company that neither the sale nor the proposed transfer results in a violation of the Act or any applicable state "blue sky" laws (collectively "Securities Laws") and the Subscriber agrees to hold the Company and its directors, officers and controlling persons and their respective heirs, representatives, successors and assigns harmless and to indemnify them against all liabilities, costs and expenses incurred by them as a result of any misrepresentation made by him contained herein or in the Confidential Purchaser Questionnaire or any sale or distribution by the undersigned Subscriber in violation of any Securities Laws.

          1.9 The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Shares and Warrants and the Class A Common Stock issuable upon exercise of such Warrants stating that they have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale thereof.

          1.10 The Subscriber understands that the Company will review this Subscription Agreement and is hereby given authority by the undersigned to call his bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed that the Company reserves the unrestricted right to reject or limit any subscription and to close the offer at any time.

          1.11 The Subscriber hereby represents that the address of Subscriber furnished by him at the end of this Subscription Agreement is the undersigned's principal residence if he is an individual or its principal business address if it is a corporation or other entity.

          1.12 The Subscriber acknowledges that if he is a Registered Representative of an NASD member firm, he must give such firm the notice required by the NASD's Conduct Rules, receipt of which must be acknowledged by such firm on the signature page hereof.

          1.13 The Subscriber hereby represents that, except as set forth in the Reports, no representations or warranties have been made to the Subscriber by the Company or any agent, employee or affiliate of the Company and in entering into this transaction, the Subscriber is not relying on any information, other than that contained in the Reports and the results of independent investigation by the Subscriber.

          1.14 The Subscriber agrees that he will sell the Securities pursuant to a registration statement (i) only for the purposes of raising funds or diversifying his portfolio and (ii) only to or through broker dealers, from time to time in negotiated transactions, or otherwise in compliance with applicable laws.

     2.   REPRESENTATIONS BY THE COMPANY

          The Company represents and warrants to the Subscriber that:

          2.1 The Company is a corporation duly organized, existing and in good standing under the laws of the State of California and has the corporate power to conduct the business which it conducts and proposes to conduct.

          2.2 The execution, delivery and performance of this Subscription Agreement by the Company will have been duly approved by the Board of Directors of the Company and all other actions required to authorize and effect the offer and sale of the Shares and Warrants and the securities contained therein will have been duly taken and approved.

          2.3 The Shares and Warrants have been duly and validly authorized and when issued and paid for in accordance with the terms hereof, will be valid and binding obligations of the Company enforceable in accordance with their respective terms.

          2.4 The Company will at all times during the term of the Warrants have authorized and reserved a sufficient number of shares of Class A Common Stock no par value, to provide for exercise of the Warrants.

          2.5 The Company has obtained, or is in the process of obtaining, all licenses, permits and other governmental authorizations necessary to the conduct of its business; such licenses, permits and other governmental authorizations obtained are in full force and effect; and the Company is in all material respects complying therewith.

          2.6 The Company knows of no pending or threatened legal or governmental proceedings to which the Company is a party which could materially adversely affect the business, property, financial condition or operations of the Company.

          2.7 The Company is not in violation of or default under, nor will the execution and delivery of this Subscription Agreement, the issuance of the Shares and Warrants and the incurrence of the obligations herein and therein set forth and the consummation of the transactions herein or therein contemplated, result in a violation of, or constitute a default under, the certificate of incorporation or by-laws, in the performance or observance of any material obligations, agreement, covenant or condition contained in any bond, debenture, note or other evidence of indebtedness or in any material contract, indenture, mortgage, loan agreement, lease, joint venture or other agreement or instrument to which the Company is a party or by which it or any of its properties may be bound or in violation of any material order, regulation, writ, injunction, or decree of any government, governmental instrumentally or court, domestic or foreign.

          2.8 The financial information contained in the Reports previously furnished by the Company to the Subscriber presents fairly the financial condition of the Company as of the date and for the periods indicated.

     3.   DELIVERY OF SHARES AND WARRANTS AND QUALIFIED SMALL BUSINESS
          CORPORATION.

          3.1 The Subscriber hereby authorizes and directs the Company to deliver the securities to be issued to such Subscriber pursuant to this Subscription Agreement either to the residential or business address indicated in the Confidential Purchaser Questionnaire.

          3.2 The Company agrees to submit such Reports to the Shareholders of the Company and the Secretary of the Treasury as the Internal Revenue Service and the Secretary of the Treasury may require to carry out the purposes of
Section 1202 of the Internal Revenue Code and to have the Company classified as a "qualified small business corporation".

     4.   REGISTRATION RIGHTS

          4.1 General. The Company hereby agrees with the holders of the Shares and Warrants or their transferees (collectively, the "Holder") to use its best efforts to ensure that the Shares and Warrants (as defined in the Warrant Agreement) and the shares of Class A Common Stock issuable upon exercise of the Warrants (the "Registrable Securities") shall have the registration rights set forth in this Section 4.

          4.2 "Piggyback" Registration Rights. If the Company shall determine to proceed with the actual preparation and filing of a registration statement under the Act in connection with the proposed offer and sale of any of its securities by it or any of its security holders (other than a registration statement on Form S-4, S-8 or other limited purpose form), the Company will give written notice of its determination to all record holders of the Registrable Securities. Upon the written request from the Holders of a majority of the Registrable Securities within twenty (20) days after receipt of any such notice from the Company, the Company will, except as herein provided, cause all Registrable Securities to be included in such registration statement, all to the extent requisite to permit the sale or other disposition by the prospective seller or sellers of the Registrable Securities to be so registered; provided, further, that nothing herein shall prevent the Company from, at any time, abandoning or delaying any registration. If any registration pursuant to this
Section 4.2 shall be underwritten in whole or in part, the Company may require that the Registrable Securities requested for inclusion pursuant to this Section
4.2 be included in the underwriting on the same terms and conditions as the securities otherwise being sold through the underwriters. In the event that the Registrable Securities requested for inclusion pursuant to this Section 4.2 together with any other shares which have similar piggyback registration rights (such shares and the Registrable Securities being collectively referred to as the "Requested Stock") would constitute more than 15% of the total number of shares to be included in a proposed underwritten public offering, or if in the good faith judgment of the managing underwriter of such public offering the inclusion of all of the Requested Stock offered by the Company or interfere with the successful marketing of the shares of stock offered by the Company, the number of shares of Requested Stock otherwise to be included in the underwritten public offering may be reduced pro rata (by number of shares) among the holders thereof requesting such registration or excluded in their entirety if so required by the underwriter. To the extent only a portion of the Requested Stock is included in the underwritten public offering, those shares of Requested Stock which are thus excluded from the underwritten public offering shall be withheld from the market by the holders thereof for a period, not to exceed 120 days, which the managing underwriter reasonably determines is necessary in order to effect the underwritten public offering.

        The obligation of the Company under this Section 4.2 shall be limited to two registration statements.

        4.3 Registration Procedures. If and whenever the Company is required by the provisions of Section 4.2 to effect the registration of Registrable Securities under the Act, the Company will:

               (a) prepare and file with the SEC a registration statement with respect to such securities, and use its best efforts to cause such registration statement to become and remain effective until the Registrable Securities are freely saleable without the volume limitations under Rule 144;

               (b) prepare and file with the SEC such amendments to such registration statement and supplements to the prospectus contained therein as may be necessary to keep such registration statement effective until the Registrable Securities are freely saleable without the volume limitations under Rule 144;

               (c) furnish to the security holders participating in such registration and to the underwriters of the securities being registered such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as such underwriters may reasonably request in order to facilitate the public offering of such securities;

               (d) use its best efforts to register or qualify the securities covered by such registration statement under such state securities or blue sky laws of such jurisdictions as such participating holders may reasonably request in writing within twenty (20) days following the original filing of such registration statement, except that the Company shall not for any purpose be required to execute a general consent to service of process or to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified;

               (e) notify the security holders participating in such registration, promptly after it shall receive notice thereof, of the time when such registration statement has become effective or a supplement to any prospectus forming a part of such registration statement has been filed;

               (f) notify such holders promptly of any request by the SEC for the amending or supplementing of such registration statement or prospectus or for additional information;

               (g) prepare and file with the SEC, promptly upon the request of any such holders, any amendments or supplements to such registration statement or prospectus which, in the opinion of counsel for such holders (and concurred in by counsel for the Company), is required under the Act or the rules and regulations thereunder in connection with the distribution of Common Stock by such holder;

             (h) prepare and promptly file with the SEC and promptly notify such holders of the filing of such amendment or supplement to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to such securities is required to be delivered under the Act, any event shall have occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading; and

             (i) advise such holder, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for that purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued.

        4.4  Expenses.

             (a) With respect to each inclusion of Registrable Securities in a registration statement pursuant to Section 4.2 hereof, all fees, costs and expenses of and incidental to such registration, inclusion and public offering (as specified in paragraph (b) below) in connection therewith shall be borne by the Company, provided, however, that any security holders participating in such registration shall bear their pro rata share of the underwriting discount and commissions, underwriter's expense allowances and reimbursements and transfer taxes.

             (b) The fees, costs and expenses of registration to be borne by the Company as provided in paragraph (a) above shall include, without limitation, all registration, filing, and NASD fees, printing expenses, fees and disbursements of counsel and accountants for the Company, and all legal fees and disbursements and other expenses of complying with state securities or blue sky laws of any jurisdictions in which the securities to be offered are to be registered and qualified (except as provided in 4.4(a) above). Fees and disbursements of counsel and accountants for the selling security holders and any other expenses incurred by the selling security holders not expressly included above shall be borne by the selling security holders.

        4.5 Indemnification.

            (a) The Company will indemnify and hold harmless each holder of Registrable Securities or Warrant Shares which are included in a registration statement pursuant to the provisions of Section 4.2 hereof, its directors and officers, and any underwriter (as defined in the Act) for such holder and each person, if any, who controls such holder or such underwriter within the meaning of the Act, from and against, and will reimburse such holder and each such underwriter and controlling person with respect to, any and all loss, which such holder or any such person may become subject under the Act or otherwise, insofar as such losses, damages, liabilities, costs or expenses are caused by any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they was made, not misleading, provided, however, that the Company will not be liable in any such case to the extent that any such loss, damage, liability, cost or expenses arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such holder, such underwriter or such controlling person in writing specifically for use in the preparation thereof.

          (b) Each holder of Registrable Securities or Warrant Shares included in a registration pursuant to the provisions of Section 4.2 hereof will indemnify and hold harmless the Company, its directors and officers, any controlling person and any underwriter from and against, and will reimburse the Company, its directors and officers, any controlling person and any underwriter with respect to, any and all loss, damage, liability, cost or expense to which the Company or any controlling person and/or any underwriter may become subject under the Act or otherwise, insofar as such losses, damages, liabilities, costs or expenses are caused by any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in reliance upon and in strict conformity with written information furnished by or on behalf of such holder specifically for use in the preparation thereof.

          (c) Promptly after receipt by an indemnified party pursuant to the provisions of paragraph (a) or (b) of this Section 4.5 of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said paragraph
(a) or (b), promptly notify the indemnifying party of the commencement thereof; but the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than hereunder. In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party, provided, however, if the defendants in any action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or in addition to those available to the indemnified party, or if there is a conflict of interest which would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party or parties have the right to select separate counsel to participate in the defense of such action on behalf of such indemnified party or parties. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of said paragraph (a) or (b) for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, unless (i) the indemnified party shall have employed counsel in accordance with the provisions of the preceding sentence,
(ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party.

     5.        MISCELLANEOUS

          5.1 Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by registered or certified mail return receipt requested addressed to the Company, at its registered office, 30689 Huntwood Avenue, Hayward, CA 94544, Attention: President and to the Subscriber at his address indicated on the last page of this Subscription Agreement. Notices shall be deemed to have been given on the date of mailing, except notices of change of address, which shall be deemed to have been given when received.

          5.2 This Subscription Agreement shall not be changed, modified or amended except by a writing signed by the parties to be charged, and this Subscription Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

          5.3 This Subscription Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns. This Subscription Agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

          5.4 Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of California. The parties hereby agree that any dispute which may arise between them arising out of or in connection with this Subscription Agreement shall be adjudicated before a court located in the County of Alameda, State of California and they hereby submit to the exclusive jurisdiction of the courts of the State of California located in Alameda County, California and of the federal courts in the Northern District of California with respect to any action or legal proceeding commenced by any party, and irrevocably waive any objection they now or hereafter may have respecting the venue of any such action or proceeding brought in such a court or respecting the fact that such court is an inconvenient forum, relating to or arising out of this Subscription Agreement or any acts or omissions relating to the sale of the securities hereunder, and consent.

          5.5 to the service of process in any such action or legal proceeding by means of registered or certified mail, return receipt requested, in care of the address set forth below or such other address as the undersigned shall furnish in writing to the other.

          5.6 This Subscription Agreement may be executed in counterparts. Upon the execution and delivery of this Subscription Agreement by the Subscriber, this Subscription Agreement shall become a binding obligation of the Subscriber with respect to the purchase of Shares and Warrants as herein provided.

          5.7 The holding of any provision of this Subscription Agreement to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provision of this Subscription Agreement, which shall remain in full force and effect.

          5.8 It is agreed that a waiver by either party of a breach of any provision of this Subscription Agreement shall not operate, or be construed, as a waiver of any subsequent breach by that same party.

          5.9 The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Subscription Agreement.

     IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of the day and year first written above.


/s/ ELI STERNHEIM
-------------------------------------
Eli Sternheim, Subscriber
SS####-##-####


Subscription Accepted.

SEPRAGEN CORPORATION

By: /s/ VINIT SAXENA
    ---------------------------------
    Vinit Saxena, President